Exhibit 97.1

LANVIN GROUP HOLDINGS LIMITED

INCENTIVE COMPENSATION RECOVERY POLICY

I.	PURPOSE

THIS INCENTIVE COMPENSATION RECOVERY POLICY (this “Recovery Policy”) is adopted by the board of directors (the “Board”) of Lanvin Group Holdings Limited (the “Company”), effective as of December 1, 2023 (the “Effective Date”) as required by Section 10D of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 under the Exchange Act and the applicable New York Stock Exchange Listing Standards (collectively, the “Recovery Rules”) and it is intended to comply with, and shall be interpreted to be consistent with the Exchange Act and Recovery Rules.

The purpose of this Recovery Policy is to set out the circumstances under which Executive Officers of the Company will be required to repay or return certain Excess Incentive Compensation to members of the Company Group. The Recovery Policy is intended to apply independently of all other clawback, recoupment or forfeiture policies, agreements or other arrangements of the Company (including the incentive compensation recovery provision set forth in the Brilliant Fashion Holdings Limited 2021 Incentive Award Plan, as may be amended and restated from time to time and the award agreements thereunder and any successor plan and award agreements thereto) (the “Other Clawback Policies”). Capitalized terms used but not defined in this Recovery Policy shall have the meanings assigned to such terms in Section IX.

II.	ADMINISTRATION

This Recovery Policy shall be administered by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee shall have the full power and authority to interpret, construe and make all determinations necessary, appropriate, or advisable under this Recovery Policy consistent with the Recovery Rules. All determinations and decisions made by the Compensation Committee pursuant to, or in connection with, this Recovery Policy shall be final, conclusive and binding on all persons, including each member of the Company Group and their respective affiliates, shareholders and employees, and need not be uniform with respect to each individual covered by this Policy. Any members of the Compensation Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. This shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy. In the absence of the Compensation Committee or in the event the Compensation Committee is not composed entirely of independent directors, a majority of the independent directors serving on the Board shall administer this Recovery Policy as set forth in this Section II.

III.	COVERED INDIVIDUALS

Each Executive Officer shall be subject to this Recovery Policy and shall be required to execute and return to the Company a recovery policy participation agreement substantially in the form attached as Exhibit A hereto (the “Recovery Policy Participation Agreement”) pursuant to which such Executive Officer will agree to be bound by the terms and to comply with this Recovery Policy. Failure by an Executive Officer to execute the Recovery Policy Participation Agreement shall have no impact on the applicability or enforceability of this Recovery Policy.

IV.	RECOVERY OF EXCESS INCENTIVE COMPENSATION

In the event the Company is required to prepare a Covered Financial Restatement, the Company shall reasonably promptly (and in any event no later than ninety days after the date on which the Company files its Covered Financial Restatement with the SEC) determine the amount of the Excess Incentive Compensation Received by a Specified Officer during the three (3) completed fiscal years immediately preceding the applicable Triggering Date (or any transition period that results from a change in the Company’s fiscal year within or immediately following such three (3) completed fiscal years); provided, however, that a transition period between the last day of the Company’s previous fiscal year-end and the first day of the Company’s new fiscal year that comprises a period of nine (9) to twelve (12) months shall be considered a completed fiscal year for purposes of this Recovery Policy. The Company’s obligation to recover Excess Incentive Compensation from a Specified Officer is not dependent on if, or when, the applicable restated financial statements are filed. Promptly thereafter, the Compensation Committee shall notify each Specified Officer in writing (which may be in the form of an electronic mail) that such Specified Officer has Received Excess Incentive Compensation from the Company Group, which notice shall set forth the amount of the Excess Incentive Compensation and a demand for forfeiture or repayment, as applicable, of the Excess Incentive Compensation. Unless otherwise specified by the Compensation Committee, a Specified Officer shall be required to forfeit or repay, as applicable, the Excess Incentive Compensation within ninety (90) days following the date of such notice from the Compensation Committee. For the avoidance of doubt, any action by the Company Group to recover Excess Incentive Compensation under this Recovery Policy from a Specified Officer shall not, whether alone or in combination with any other action, event or condition, be deemed (i) “good reason” for resignation or to serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to such Specified Officer or (ii) to constitute a breach of a contract or other arrangement to which such Specified Officer is party.

Subject to the Recovery Rules, the Compensation Committee shall have sole discretion to determine the appropriate means and methods by which Excess Incentive Compensation shall be recovered from the applicable Specified Officers based on the particular facts and circumstances; provided, however, that (i) to the extent the applicable Excess Incentive Compensation consists of amounts that have been Received by, but not yet paid to, such Specified Officer, such unpaid amounts shall be forfeited and (ii) to the extent any remaining Excess Incentive Compensation consists of amounts paid to such Specified Officer in cash or ordinary shares of the Company that are still held by such Specified Officer, such Specified Officer shall be entitled to repay such amount either in cash or such ordinary shares of the Company, as applicable. Any reduction, cancellation or forfeiture of any compensation shall be done in compliance with Section 409A of the Internal Revenue Code of 1986, as amended. For the avoidance of doubt, any Excess Incentive Compensation Received by a Specified Officer that has subsequently been forfeited prior to payment thereof (including as a result of termination of employment or breach of contract) shall be deemed to have been repaid in accordance with this Recovery Policy. To the extent that the application of this Recovery Policy would provide for recovery of Incentive Compensation that the Company recovers pursuant to Section 304 of the U.S. Sarbanes-Oxley Act of 2002, as amended, or Other Clawback Policies, the amount a Specified Officer has already reimbursed the Company will be credited to the required recovery from such Specified Officer under this Recovery Policy. To the extent a Specified Officer fails to repay all Excess Incentive Compensation in accordance with this Recovery Policy, the Company shall, or shall cause one or more other members of the Company Group to, take all actions reasonable and appropriate to recover such Excess Incentive Compensation from the applicable Executive Officer (including suing for repayment and/or enforcing such Specified Officer’s obligation to make payment through the reduction or cancellation of outstanding and future compensation). Such Specified Officer shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by any member of the Company Group in recovering such Excess Incentive Compensation.

The Company must recover the Excess Incentive Compensation pursuant to this Recovery Policy except (x) to the extent the conditions of clause (i), (ii) or (iii) of this sentence are satisfied, including the Company’s compliance with any additional requirements set forth in the applicable Recovery Rules related thereto, and (y) the Compensation Committee has made a determination that recovery would be impracticable on the basis that: (i) the direct expense paid to a third party to assist in enforcing this Recovery Policy would exceed the amount to be recovered; provided, however, that, before making this determination, the Company must have made a reasonable attempt to recover the Excess Incentive Compensation, documented such attempt(s) and, if applicable, provided such documentation to the New York Stock Exchange (the “NYSE”); (ii) recovery would violate home country law where the applicable law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and a copy of the opinion is provided to the U.S. Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company Group, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder. For the avoidance of doubt, except as set out in this paragraph, the Company may not accept an amount that is less than the amount of Excess Incentive Compensation in satisfaction of a Specified Officer’s obligations.

V.	GOVERNING LAW

This Recovery Policy shall be governed by, and construed in accordance with, the laws of Hong Kong without giving effect to any choice of law rule. Any dispute, controversy or claim arising out of, or relating to, this Recovery Policy shall be brought in Hong Kong and that the parties shall submit to the jurisdiction of such court.

VI.	PROHIBITION ON INDEMNIFICATION

No member of the Company Group shall be permitted to insure or indemnify any Executive Officer against (i) the loss of any Excess Incentive Compensation that is forfeited, repaid or recovered pursuant to the terms of this Recovery Policy or (ii) any claims relating to the Company’s enforcement of its rights under this Recovery Policy. Furthermore, no member of the Company Group shall enter into any agreement that exempts any Incentive Compensation that is granted, paid or awarded to an Executive Officer from the application of this Recovery Policy or that waives the Company’s right to recovery of any Excess Incentive Compensation, and this Recovery Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Recovery Policy).

VII.	MISCELLANEOUS PROVISIONS

This Recovery Policy shall only apply to the Incentive Compensation Received on or after the Effective Date. The Compensation Committee may amend or terminate this Recovery Policy from time to time in its sole and absolute discretion; provided, however, that no amendment or termination of this Recovery Policy shall be effective if such amendment or termination would (after taking into account any additional actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any applicable federal securities laws or any applicable rules or regulations of the U.S. Securities and Exchange Commission (the “SEC”) or the NYSE. The Compensation Committee may terminate this Policy at any time. This Recovery Policy shall not limit the rights of the Company to take any other actions or pursue any other remedies that the Company may deem appropriate under the circumstances and applicable law. This Recovery Policy shall be binding and enforceable against all Specified Officers and, to the extent required by applicable law or guidance from the SEC or the NYSE, their respective beneficiaries, heirs, executors, administrators or other legal representatives.

The Compensation Committee may require that any employment contract, service agreement, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit under such agreement(s), require an Executive Officer to agree to abide by the terms of this Recovery Policy.

VIII.	DISCLOSURE REQUIREMENTS

The Company shall file or furnish, as applicable, all disclosures with respect to this Recovery Policy in accordance with the requirements of the U.S. federal securities laws, including applicable rules and regulations of the SEC.

IX.	NOTICES

Any notice or other document which has to be given to an Executive Officer under or in connection with this Policy may be: (i) delivered or sent by hand, registered post or courier to them at their home address according to the records of their employing company; (ii) sent by email to any email address according to the records of their employing company or, in either case, such other address as may appear to the Company to be appropriate; or (iii) provided electronically through a website hosted by the Company or an agent of the Company, provided that the Executive Officer is notified by hand, email registered post or courier that such notice or document has been or will be provided in this manner. Notices sent by hand, registered post or courier to an Executive Officer will be deemed to have been given at the time of delivery. Notices sent by email, in the absence of evidence to the contrary, will be deemed to have been received at the time of transmission. Where delivery occurs outside of 9.30am to 5.30pm on a Business Day, notice shall be deemed to have been received at 9.30am on the next following Business Day. Notices provided through a website will be deemed to have been received on the day they are posted on the website or, if later, the day the Executive Officer is deemed in accordance with this Section IX to have received the notification that the notice has been provided there. Any notice or other document required to be given to the Company under or in connection with this Policy may be delivered or sent by hand, registered post or courier to it at its registered office (or such other place or places as the Board may from time to time determine and notify to the Executive Officers) or sent by email to any email address notified to the sender.

X.	DEFINITIONS

“Business Day” shall mean a day other than a Saturday or Sunday or public holiday in the State of New York on which banks are open in New York City for general commercial business.

“Company Group” shall mean the Company, collectively with each of its direct and indirect subsidiaries.

“Covered Financial Restatement” means an accounting restatement required due to material noncompliance by a member of the Company Group with any financial reporting requirements under the federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The following shall not constitute a Covered Financial Restatement: (i) out-of-period adjustments; (ii) retrospective application of a change in accounting principle; (iii) retrospective revision to reportable segment information due to a change in the structure of the internal organization of the Company Group; (iv) retrospective reclassification due to a discontinued operation; and (v) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control.

“Excess Incentive Compensation” means (i) the amount of the Incentive Compensation Received by a Specified Officer from any member of the Company Group in excess of the amount of the Incentive Compensation that would have been Received had it been determined based on the restated amounts and (ii) any other compensation that is computed based on, or otherwise attributable to, the amounts described in the immediately preceding clause (i), in each case, as determined by the Compensation Committee in accordance with the Recovery Rules. The amount of the Excess Incentive Compensation shall be determined on a gross basis without regard to any taxes owed or paid by the Specified Officer on the receipt or settlement of the Incentive Compensation. For Incentive Compensation based on share price or total shareholder return, where the amount of the Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the share price or total shareholder return upon which the Incentive Compensation was Received, as determined by the Compensation Committee in accordance with the Recovery Rules. For the avoidance of doubt, Excess Incentive Compensation may include Incentive Compensation Received by a person after such person ceases to be an Executive Officer.

“Executive Officer” shall mean an “executive officer” of the Company (as defined in Rule 10D-1(d) under the Exchange Act) and as identified by the Compensation Committee in accordance with the Recovery Rules.

“Financial Reporting Measures” means measures that are determined in accordance with the accounting principles used in preparing the Company Group’s financial statements and any measures that are derived in whole or in part from such measures, including earnings per share growth. For the avoidance of doubt, (i) share price and total shareholder return shall be considered Financial Reporting Measures and (ii) Financial Reporting Measures need not be presented within the Company Group’s financial statements or included in a filing with the SEC.

“Incentive Compensation” means any compensation that is granted, earned or becomes vested, in whole or in part, upon the attainment of a Financial Reporting Measure and as identified by the Compensation Committee in accordance with the Recovery Rules. Except as otherwise determined by the Compensation Committee, Incentive Compensation shall not include the following: (i) salaries; (ii) amounts Received solely at the discretion of the Compensation Committee or the Board and that are not Received from a pool that is determined by satisfying a Financial Reporting Measure performance goal; (iii) amounts Received solely upon satisfying one or more subjective standards; (iv) amounts Received solely upon satisfying one or more strategic measures or operational measures; and (v) amounts Received solely based on service or the passage of time.

Incentive Compensation shall be considered to be “Received” by a Specified Officer in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation is achieved or attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal period.

“Specified Officer” means an Executive Officer who Received Excess Incentive Compensation on or after the date he or she became an Executive Officer of the Company. For the avoidance of doubt, Specified Officers include former employees of the Company Group if they otherwise satisfy the definition of Specified Officer.

“Triggering Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if action by the Board or a committee of the Board is not required concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Financial Restatement or (ii) the date a court of competent jurisdiction, regulator or other legally authorized body directs the Company to prepare a Covered Financial Restatement; provided, however, that the recovery of Excess Incentive Compensation pursuant to this Recovery Policy as a result of this clause (ii) shall only be required if such action by such court, regulator or other legally authorized body, as applicable, is final and non-appealable.

EXHIBIT A

LANVIN GROUP HOLDINGS LIMITED

RECOVERY POLICY PARTICIPATION AGREEMENT

THIS RECOVERY POLICY PARTICIPATION AGREEMENT (this “Recovery Policy Participation Agreement”) to the Incentive Compensation Recovery Policy (as may be amended, restated, supplemented or otherwise modified from time to time) (the “Recovery Policy”) of Lanvin Group Holdings Limited (the “Company”) is entered into between the Company and [EXECUTIVE OFFICER]. Capitalized terms used but not defined in this Recovery Policy Participation Agreement shall have the meanings assigned to such terms in the Recovery Policy.

By signing below, the undersigned:

1.

acknowledges and confirms that the undersigned has received and reviewed a copy of the Recovery Policy and that the undersigned is, and the undersigned’s beneficiaries, heirs, executors, administrators or other legal representatives, as applicable, are, subject to the Recovery Policy;

2.

acknowledges and agrees that the undersigned shall comply with the Recovery Policy, including, without limitation, by returning Excess Incentive Compensation pursuant to, and in accordance with, the Recovery Policy and applicable law and that the undersigned remains subject to the Recovery Policy during and after the undersigned’s employment or engagement with the Company Group;

3.

notwithstanding the generality of the foregoing, acknowledges and agrees to comply with and be subject to the terms and conditions of the Recovery Policy (including those set forth in Section V of the Recovery Policy regarding the adjudication and settlement of all disputes, controversies or claims arising out of, or relating to, the Recovery Policy and by returning any Excess Incentive Compensation to the Company Group to the extent required by, and in a manner permitted by, the Policy) both during and after my employment with the Company Group;

4.

acknowledges that in the event of any inconsistency between the Recovery Policy and the terms of any employment contract or service agreement to the undersigned is a party, or the terms of any compensation plan or agreement under which any compensation has been granted, awarded, earned or paid to or by me, I acknowledge and agree that the terms of the Recovery Policy shall govern; and

5.

acknowledges that the Recovery Policy may be amended from time to time in accordance with the terms thereof and the undersigned shall remain subject to the Recovery Policy, as so amended, in all respects.

By:
Name:
Title:
Date: